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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ________________________________________________November 2007

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Press Release: November 26, 2007 & Material Change Report

2.  Press Release: December  3, 2007 & Material Change Report

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1L6

(the “Company”)

Item 2

Date of Material Change

November 26, 2007.

Item 3

News Release

The news release was disseminated on November 26, 2007 by way of Stockwatch.

Item 4

Summary of Material Change

The Company announces an increase of the unit private placement.

Item 5

Full Description of Material Change

5.1    Full Description of Material Change

The Company announces that it is increasing the number of Units offered under the private placement first announced in its November 2, 2007 news release.  The Company now plans to sell by way of a private placement 5,854,300 Units (an increase of 604,300 Units) at a price of $3.00 per Unit for gross proceeds of $17,562,900 (the “Offering”).  As originally announced, each Unit will comprise one common share and one-half of one warrant (2,927,150 warrants), and each whole warrant will be exercisable to acquire one additional common share of the Company at a price of $3.75 per share for a period of 18 months from the closing date.  The other terms of the Offering remain unchanged.  The completion of the Offering is subject to acceptance for filing by the TSX Venture Exchange.

Forward-Looking Statement Cautions:

This material change report contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a proposed 5,854,300 unit private placement.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, the Company’s inability to secure subscriptions from investors or the stock exchange approvals necessary to complete the proposed financing in whole or in part, and other risks associated with the Company’s mineral exploration and development business.  The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

5.2    Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

November 27, 2007.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

November 26, 2007

PEDIMENT EXPLORATION LTD. ANNOUNCES INCREASE

OF UNIT PRIVATE PLACEMENT

VANCOUVER – November 26, 2007 – Pediment Exploration Ltd. (the “Company”) (TSXV: PEZ) announces that it is increasing the number of Units offered under the private placement first announced in its November 2, 2007 news release.  The Company now plans to sell by way of a private placement 5,854,300 Units (an increase of 604,300 Units) at a price of $3.00 per Unit for gross proceeds of $17,562,900 (the “Offering”).  As originally announced, each Unit will comprise one common share and one-half of one warrant (2,927,150 warrants), and each whole warrant will be exercisable to acquire one additional common share of the Company at a price of $3.75 per share for a period of 18 months from the closing date.  The other terms of the Offering remain unchanged.  The completion of the Offering is subject to acceptance for filing by the TSX Venture Exchange.

Gary Freeman

President and Chief Executive Officer

Company Contact: Michael Rapsch, 604-682-4418

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a proposed 5,854,300 unit private placement.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, the Company’s inability to secure subscriptions from investors or the stock exchange approvals necessary to complete the proposed financing in whole or in part, and other risks associated with the Company’s mineral exploration and development business.  The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT

 FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION

IN THE UNITED STATES.

THE SECURITIES TO BE ISSUED UNDER THE OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED) OR ANY STATE SECURITIES LAWS, AND UNLESS SO REGISTERED MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS. THIS PRESS RELEASE IS ISSUED PURSUANT TO RULE 135(C) OF THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED), AND DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

PEDIMENT EXPLORATION LTD.

#720 – 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 669-0384

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Stree

Vancouver, British Columbia  V6C 1L6

(the “Company”)

Item 2

Date of Material Change

December 3, 2007.

Item 3

News Release

The news release was disseminated on December 3, 2007 by way of Stockwatch.

Item 4

Summary of Material Change

The Company has completed a private placement of 5,849,300 units for gross proceeds of $17,547,900.

Item 5

Full Description of Material Change

5.1    Full Description of Material Change

The Company has closed its private placement of 5,849,300 units (the “Units”) for gross proceeds of $17,547,900, as announced by the Company on November 2 and November 26, 2007 (the “Private Placement”).

Each Unit consists of one common share in the capital of the Company and one-half of one share purchase warrant with each whole warrant entitling the holder to purchase one additional common share in the capital of the Company at a price of $3.75 per share until June 3, 2009.

In connection with the Private Placement, the Company paid to six registered dealers as finder’s fees an aggregate of $425,520 and issued 101,000 Units (at a deemed issue price of $3.00 per Unit) and 262,215 finders’ warrants. Each finder’s warrant is exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009, and each Unit has the same terms as the Units described above.

The insider subscriber group consisted of three members: Gary Freeman, Michael Halvorson and Chris Theodoropoulos who subscribed for an aggregate of 140,000 Units. All securities issued under the Private Placement are subject to a four-month hold period and are not tradable in Canada until April 4, 2008.

The Company plans to use the net proceeds of the Private Placement to further the Company’s San Antonio gold exploration project in Baja, Mexico, the newly acquired La Colorada project in Sonora, Mexico, additional acquisitions and general corporate purposes.

Forward-Looking Statement Cautions:

This material change report contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the use of proceeds from the closing of a 5,849,300 unit private placement.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, a management decision to change the use of proceeds based on changing circumstances, the volatility of metals prices, the possibility that exploration efforts will not yield economically recoverable quantities of metals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and other risks associated with the Company’s mineral exploration and development business.  The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

5.2    Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

December 4, 2007.

December 3, 2007

Pediment Exploration Completes Financing

Vancouver, British Columbia; DECEMBER 3, 2007 - Pediment Exploration Ltd. (the “Company”) (TSX-V:PEZ) is pleased to announce that it has closed its private placement of 5,849,300 units (the “Units”) for gross proceeds of $17,547,900, as announced by the Company on November 2 and November 26, 2007 (the “Private Placement”).

Each Unit consists of one common share in the capital of the Company and one-half of one share purchase warrant with each whole warrant entitling the holder to purchase one additional common share in the capital of the Company at a price of $3.75 per share until June 3, 2009.

In connection with the Private Placement, the Company paid to six registered dealers as finder’s fees an aggregate of $425,520 and issued 101,000 Units (at a deemed issue price of $3.00 per Unit) and 262,215 finders’ warrants. Each finder’s warrant is exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009, and each Unit has the same terms as the Units described above.

The insider subscriber group consisted of three members: Gary Freeman, Michael Halvorson and Chris Theodoropoulos who subscribed for an aggregate of 140,000 Units. All securities issued under the Private Placement are subject to a four-month hold period and are not tradable in Canada until April 4, 2008.

The Company plans to use the net proceeds of the Private Placement to further the Company’s San Antonio gold exploration project in Baja, Mexico, the newly acquired La Colorada project in Sonora, Mexico, additional acquisitions and general corporate purposes.

For additional information please contact Gary Freeman at 604-682-4418.

On behalf of the board,

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD.

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the use of proceeds from the closing of a 5,849,300 unit private placement.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, a management decision to change the use of proceeds based on changing circumstances, the volatility of metals prices, the possibility that exploration efforts will not yield economically recoverable quantities of metals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and other risks associated with the Company’s mineral exploration and development business.  The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: December 4, 2007         By /s/ Gary Freeman___________________________

                                      Gary Freeman, President/CEO/Director